NhSolarGarden.com LLC

Regulation Crowdfunding Form C
Offering Memorandum

Target Offering Amount of $30,000 to a Maximum Amount of $112,000

Climate Resilience Notes or "Notes"

6.50% Interest Rate per Year

Unsecured Senior Debt

Principal paid at Maturity

Maturity (1/28/2026)

Minimum Investment: $500

Incremental Amounts of $100

Offering Period: From November 2, 2022 to January 28, 2023

Table of Contents

Updates

If applicable, any updates on the status of this Offering may be found at www.raisegreen.com.

About this Form C

The Offering is being made through Raise Green, Inc. ("Raise Green") in its capacity as a registered funding portal intermediary. Information about the Company is provided on the Offering Page maintained for this Offering by Raise Green, which is located at www.raisegreen.com and in Exhibit 2 of the Form C of which this Offering Memorandum forms a part.

You should rely only on the information contained in this Form C when making an investment. We have not authorized anyone to provide you with any additional or different information from that contained in this Form C. We are offering to sell and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreement(s) or other document(s) are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company, or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale into all 50 states, Washington D.C., and US territories. Restrictions on reselling are detailed in Appendix 1.

The Company may execute on one or more "Rolling Closes" prior to the Close Date listed in this offering memorandum, subject to review and approval by Raise Green, and subject to meeting certain thresholds as described in Appendix 1. Rolling Closes allow the Company to execute a series of interim closes prior to the original Close Date of the Offering, once meeting certain closing conditions and meeting certain notification requirements, for investment commitments made during the relevant period.

The Company

Name of Company [1]

NhSolarGarden.com LLC (NHSG, New Hampshire Solar Garden, "The Company")

Attestations Regarding Eligibility [2,3]

The Company has certified that all of the following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

DocuSigned by:

Andrew Kellar

3B1A11C575C2409...

Andrew Kellar

Member/Manager

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized undersigned.

Directors [4]

[Provide the following for each director: full name, dates of board service at the Company, principal occupation and prior three years of business experience]

Full Name	Current Position and title	Dates of Board Service	Principal Occupation	
Andrew Kellar	Member/Manager	1/1/2014 - present	Solar Developer	
Other Position 1 at Issuer		**Period of time**		
N/A		N/A		
Other Business Experience in the Past Three Years				
Year 1 Employer	**Year 1 Title**	**Principal Business of the Employer**		**Dates**
N/A	N/A	N/A		N/A
Year 2 Employer	**Year 2 Title**	**Principal Business of the Employer**		**Dates**
N/A	N/A	N/A		N/A
Year 3 Employer	**Year 3 Title**	**Principal Business of the Employer**		**Dates**
N/A	N/A	N/A		N/A

Officers [5]

[Provide the following for each officer: full name, current job title, dates held and prior three years of business experience, including any other positions with the Company]

The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. If any director listed above is also an officer, include again.

Full Name	Current Position	Dates of Board	Principal	Other

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	and title	Service	Occupation	Employer
Andrew Kellar	Member	1/1/2014 - present	Solar Developer	
Other Position 1 at Issuer		**Period of time**		
N/A		N/A		
Other Business Experience in the Past Three Years				
Year 1 Employer	**Year 1 Title**	**Principal Business of the Employer**		**Dates**
N/A	N/A	N/A		N/A
Year 2 Employer	**Year 2 Title**	**Principal Business of the Employer**		**Dates**
N/A	N/A	N/A		N/A
Year 3 Employer	**Year 3 Title**	**Principal Business of the Employer**		**Dates**
N/A	N/A	N/A		N/A

Principal Security Holders [6]

[Provide the following for each person who owns 20% or more of the Company's voting equity securities at the most recent practicable date but no earlier than 120 days of the listing date: full name and ownership percentage.]

Below are the names and ownership levels of each person or entity, as of September 30, 2022 who directly or indirectly own 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Owner Name of Holder	Number and Class of securities Now Held	% of Voting Power Prior to Note Offering	% of Voting Power After Note Offering
Andrew Kellar	500 Membership Units	100	100

Table 2. Beneficial Owners ownership percentages as of September 30, 2022

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The Business

Description of Business [7]

[Describe the Company's business and provide a detailed business plan]

Solution: What makes your business's product a good solution? What market problem is it addressing?

NhSolarGarden.com LLC (aka NHSG) was formed in January 2014 as the first Community Solar Development firm in New Hampshire with a focus on sustainable development and backed by a strong core value system ingrained in the company ethos. With over 12 years of experience in the solar industry, NHSG's team has the experience and knowledge to develop solar projects ranging from 50 kW up to 30 MWs across all applications, such as rooftops, carports, brownfields, and large tracts of land.

The challenge NHSG is solving is how to finance small projects for non-profit organizations. NHSG has found that most large financing entities will not consider financing projects under 500 kW due to the high transaction costs. But NHSG is a fully integrated owner-operator-developer that can reduce those costs to ensure the customer receives an equitable savings against rising energy costs.

The Team: What expertise and experience does your team bring?

Andrew, a long-term resident of the northeast, has been interested in alternative energy for decades. Co-founder of the Green Alliance, he launched Simply Green Biofuels. He is also a former entrepreneur-in-residence at the University of New Hampshire and past Mel King fellow at MIT. During his 12 years in the solar industry, he developed over 30 MWs of Community Solar projects in operation as of 2021. Among those distinguished accomplishments, NHSG believes its projects consist of the 1st and largest community-based landfill solar project in the State of New Hampshire and the largest rooftop solar array in New Hampshire, which was partly funded through a competitive commercial and industrial rebate program. He developed the largest rooftop array on Cape Cod Massachusetts. He also founded the first company in New Hampshire to install a community solar garden under the Group Net Metering program launched in 2013.

Carrie Kellar, Operations Director, is a lifelong yogi, Operations, Consulting and Marketing professional for over 20 years, working in Fortune 500 companies as well as restructuring, opening and operating multiple businesses during her career.

 With her entrepreneurial spirit, her last accomplishment was Solshine Retreats. A company that created and curated adventure travel retreats around the world. Witnessing it firsthand in her vast travels gave her more and more insight and knowledge of how imperative renewable energy is for our planet. Her level of professionalism and attention to detail helps to ensure the day-to-day organizational responsibilities and allow her to seamlessly manage and facilitate all aspects of logistics and finances for NHSolar Garden. In addition, she has begun developing solar projects in her home island of Puerto Rico where she lived for over 10 years under our other development entity, SolShine Solar, a separate entity from NhSolarGarden.com LLC

Revenue: How will the Company earn revenue?

NHSG is a developer at its core business. The daily goal of the company is to create opportunities for our project investors, clients and its own ownership goals. As a developer, NHSG is paid for its services on a "per MW" basis along the development path prior to and in some cases, after construction of the projects. As an "owner's rep", NHSG acts as a client's in-house solar development consultant and works on a fee basis, similar to the "per MW" example with their investors. And in some cases, that fee is also offset by a monthly retainer. Finally, NHSG owns land where future solar projects will be constructed to create long-term income by way of a land lease and at this time, owns a rooftop solar project on a Fire Department in New Hampshire with a 20 year Power Purchase Agreement (PPA) with the town.

Operations: What will the company do to earn revenue? Describe sales, marketing, manufacturing, research and development, or other core operations key to revenue.

With over 12 years of experience in the New England markets and over 5 years of Operations experience owning a similar project, NHSG does little marketing or sales because all of its new project leads come by way of professional word of mouth and long-term relationships that NHSG is proud to maintain. NHSG also has signed land leases, rooftop solar development agreements ,and Membership Interest Purchase agreements (MIPAs) with different investors for different portfolios of more than 100 MW of projects at the time of this offering.

Differentiation: What differentiates the Company from competitors? Compare the company to leading direct competitors.

NHSG focuses its core business on aligning with "like minded" professionals, companies, investors and markets that support NHSG's goal of being held accountable to planet Earth. We make decisions on a daily and long term basis that support this mission. And by developing the Company to become a small, boutique-style firm, they are able to pass on savings to their clients, whereas other companies have large amounts of staff and overhead to cover, limiting their ability to focus on smaller projects. Moreover, as described above, NHSG has been a first-mover in its core market of New Hampshire and has the deepest knowledge of this market compared to other solar development companies.

Customers: Who is the Company earning revenue from? What is your target market?

The focus markets of NHSG are Maine, New Hampshire, Connecticut, Massachusetts, Rhode Island, New York, New Jersey and Puerto Rico. Each of those markets are supported by one of the 3 identified services and source of income stated above. In some markets, such as Maine, New Hampshire and Puerto Rico, NHSG is not only developing projects, but owning the land or the projects to create long-term, stable income. All while creating short-term development margin by transacting with clients and investors on a portfolio of projects.

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Partners: What partners will help this Company earn revenue, either currently working with or planned?

NHSG works in professional partnerships with Nobis Engineering in the New Hampshire market. Haley Ward, Attar Engineering and Terradyn Associates in the Maine markets. Unipro Engineering is our lead partner in Puerto Rico. They also utilize Louth Callan Renewables for all their construction needs in all of these markets along with Barrington Power for the smaller New Hampshire projects.

Corporate Structure: Briefly describe the corporate structure and relationship between the parent company and the issuing company, if applicable.

NHSG is the issuing company and operating company.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Specific Risk Factors [8, 22, 23]

Material Risk Factors [8]

Provide company-specific risks related to your business of which investors should be made aware. Avoid generalized statements and only include risks that are unique to you.

Reliance on Contractors and supply chain

NhSolarGarden.com LLC depends on renewable energy contractors and subcontractors to build and maintain performance of the solar array over the life of the contract. The Company's ability to meet obligations to customers and partners may be adversely affected if suppliers or subcontractors do not perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. The Company's suppliers may be unable to quickly deliver equipment, recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

Project Uncertainty

While the Company has identified a project to develop, build and operate, the Company has discretion to make changes to the development pipeline. While the Company has identified a robust pipeline of projects and industry contacts, there is a risk that these projects may have unforeseen issues that will negatively impact payments.

Solar Project delay risk

The Company could experience unforeseen contractor and/or supplier issues such as lack of resources or delay in materials from manufacturers. The Company could then experience delays in their ability to meet targeted commercial operation dates on projects and/or monthly lease payments from building customers that it may enter into. Accounts receivables could be lower than expected and impact the Company's ability to pay Investors.

Customer Repayment Risk

There is a risk that the offtaker fails to make payments to the Company and defaults under the contract. The offtaker's failure to make timely payments may result in a negative effect regarding the securities.

Change in Regulations

The Company is subject to legislation and regulation at all levels of government - federal, state, and local. Regulations are continually being reviewed and we expect that court actions and regulatory proceedings may change the Company's obligations under applicable federal, state and local laws, which cannot be predicted. Modifying existing requirements or new requirements can have a negative impact on Company business.

Software/Hardware failure

With all technology, there is a possibility of having unexpected software and/or hardware failures. If this occurs, it would require repair or replacement. This would inhibit the operation until repaired or replaced and create an additional cost burden to the Company, if not covered by warranty at the time reducing the profit margin for the investors as the Company in many cases guarantees that systems will operate for customers, and in these cases, holds ultimate responsibility for maintenance and functional status of these systems. While the Company does utilize to the extent possible long term manufacturer warranties, installer warranties, 3rd party maintenance contracts, and insurance policies of various types, there is no guarantee these will cover the full range of possible failures of or damages to the systems.

Refinancing Risk

Because the Company plans to own and operate projects, the Company may need to source additional funds to pay back the financing obligations that it may take on at maturity. If the Company does not have the funds to pay lenders or Noteholders back, the Company could trigger a default.

Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

Investment In Personnel

The Investment in a Note is also an investment in the founder or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. An Investor should carefully review any disclosure regarding the Company's use of proceeds.

Lack of Company Control

Based on the particular offering, investors will not have the ability to participate in the company's decision making process and must rely on management of the Company.

Key Personnel

The Company is very dependent on its founder and key personnel. If anything catastrophic were to happen to the Company's founder, or key personnel, the future of the Company may be compromised. The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. To be successful, the Company needs people to run the day to day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance. legal, and other areas. The Company may not be able to locate this personnel when needed. The Company may make hiring mistakes. If we can't attract or make hiring mistakes, this could adversely affect our business, financial condition, and operating results.

Raising Additional Capital

The Company may have difficulty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company is not able to raise capital to meet its business plans, the Company may not have the cash to meet their debt obligations . If the Company needs to borrow additional capital such as a bank loan, the terms of the debt could impose significant

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restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition.

Force Majeure

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the equipment or progress of projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact financial returns for the Company. While the equipment would be subject to insurance policies, during the construction period, and during the operating term, and these policies may cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each project.

General economic conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions, could impact the Company's ability to collect contract payments, and the Company's ability to find quality projects should the Company need to develop additional projects in the future. The Company asset size and project numbers will be community solar initially, at least for the near term future and thus carry lack of diversification risk. The more projects and sources of revenue as the Company adds more projects and funding in the future, the less dependent the Company is on any particular project to ensure it can meet its obligations and growth objectives.

COVID-19

COVID-19 may impact the Company's ability to complete projects on a timely basis or fulfill subscriber contracts. Contractors, suppliers and access to building premises could experience delays or additional unexpected expenses. Subscribers or Offtakers may experience unexpected financial difficulties given unemployment rates and illness amongst tenants and thus default on or delay their contractual payments which in turn would impact the Company's ability to meet its debt obligations. Suppliers and contractors in certain impacted industries may lose their jobs or remain unemployed, which could impact their ability to make payments or meet objectives.

Undercapitalization

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Investment is not a Diversified Investment

The Company's investments may be negatively affected by the sustainable energy industry. The value of the Company's investments will increase, or decrease based on changes in the prices of sustainable energy. The Company is a "non-diversified" investment and changes in the financial condition or market value of its projects may cause a greater fluctuation than in a "diversified investment".

Illiquidity

Pursuant to state and federal securities laws, an Investor will be limited in their ability to resell their investment for the first year and may be required to hold such investment until the Maturity Date. Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities on a market, an Investor may have to locate an interested buyer if such Investor does seek to resell a Note, and must obtain Company written approval.

Cancellation restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

The Company is disclosing the following: Andrew Keller filed for Chapter 13 Bankruptcy in 2013 and the case was closed in 2017.

Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

Restrictions on Transferability of Notes Will Limit the Ability of Purchasers to Transfer their Interests

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Notes offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the Notes may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available. Moreover, there will be no liquid, public market for the Notes, and none is expected to develop.

Prospective Investors Should Not Rely on the Past Success of the Company, the Manager or its Affiliates

Any prior transactions sponsored by the Company, the Manager or the Company's affiliates should not be relied upon by prospective Investors to anticipate the success of this Offering or the Company. Such generalizations are difficult to make, and prospective Investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of their own tax advisers.

This Offering allows for "Rolling Closes"

If the Company meets certain requirements (described in the Appendix 1 "Early Closes, Rolling Closes and Material Changes"), an interim or Rolling Close of the Offering can occur. This will allow the Company to close on investment commitments and draw down proceeds from those investment commitments during the relevant period. If the Company chooses to continue their Offering afterwards, and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon, will not have the opportunity to re-confirm or cancel their investment commitment as it is considered completed and they are investors in the Company. If an investor's investment commitment was completed and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period. Early stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a rolling close will not benefit from the material information to which later investors will have access.

Risks Related to Unsecured Senior Debt

Fixed Income has Risk

With fixed income securities (such as the Notes), there is an obligation by the Company to pay an Investor interest and principal on their investment back in the future (pursuant to the applicable terms and

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conditions of such security). The amounts payable on the Notes are fixed amounts. Unlike with an equity investment, a Noteholder does not have the ability to participate in the upside potential that an equity investor does if the Company is very successful.

Credit Risk

There is no guarantee that the Company will be able to make the fixed amounts payable to an Investor or for that matter pay other liabilities. If the Company should default on a scheduled payment, file for bankruptcy, become insolvent, or otherwise be in a position where the Company is unable to pay its debts as they become due, then the Company may not be able to satisfy its payment obligations under the Note, and an Investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment.

Unsecured Risk

The Notes are not secured by specific collateral; that is, the Investor has no special rights to the assets of the Company in order to reclaim their investment. Rather, in a default scenario, the Investors rely on a trustee to sell the assets and pay the Investor with the proceeds of the assets. There is no guarantee that the Company will not be required to pledge its assets to other creditors.

Valuation Risk

While the Company believes that the interest rate that is applicable to the Notes is generally reflective of market terms for an investment of this nature, there is currently a very limited market of comparable offerings to reference. Unlike listed companies that are valued publicly through market-driven trading, the valuation of securities of companies similar to the Company is difficult to obtain.

Interest Rate Risk

Interest rates fluctuate over time and may go up or go down. If interest rates go up (for example from 4.25% to 5.25% for a similar investment) in the future, an Investor's investment will maintain the original lower interest rate set forth in the Note. Subject to any applicable restrictions on the transfer of such Notes, if an Investor desires to sell their Note to someone else, a third-party, such third-party may require a discount from the Investor's original investment amount (or current outstanding principal amount), which would cause them to potentially realize a loss on their investment.

Call (Prepayment) Risk

The Notes, at the option of the Company, can be repaid at any time. The Company is obligated to give Investors their remaining principal investment back plus any interest that is accrued up to the date the principal is paid in full as is discussed in the "optional prepayment" section of this Form C. However, when an Investor goes to reinvest their money, current interest rates may be lower, which may result in a lower interest rate for such new investment.

Risks Related to Minority Ownership Factors [22]

[Describe the risks related to minority ownership in the Company]

Noteholders have no equity ownership in the Company.

Risks Related to Certain Corporate Actions [23]

[Describe the risks to purchasers related to certain corporate actions, including additional issuances of securities, share repurchases, sale of the Company or assets of the Company and related party transactions]

Additional issuances of securities — The Company will not issue securities that are senior in payment or liquidation preference to the Notes, however the Company may issue additional securities that are pari passu to the Notes which may reduce cash available to pay debt service to Noteholders.

Company repurchases of securities — Any repurchase of securities potentially reduces the Company's available funds to pay debt service to Noteholders.

A sale of the Company or of assets of the Company — As noted in Appendix 3 (the Subscription Agreement, Terms of the Note\Appendix 1), upon a Change of Control event, the entire principal balance of the Notes, plus any unpaid interest accrued thereon, shall become due and payable. As the Notes are unsecured, it is possible that, following a Change of Control event, the proceeds from any such transaction (after satisfying the Company's other obligations), may be insufficient to satisfy obligations to Noteholders.

Transactions with related parties — Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to satisfy the Company's obligations under the Notes. In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value.

The Offering

Purpose [9]

[Describe the purpose of the offering]

The Company desires to:

1. Obtain funds from crowdfunding investments to finance a revenue-generating solar asset.

2. Give more people access to impact investing through Raise Green's crowdfunding platform.

3. Ensure this underserved market has a new funding mechanism for future growth

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Use of Proceeds [10]

The intended purpose of these funds is to fund the development of and installation of the system with little to no need for bank debt which will help to reduce some of the soft costs associated with the installation of a solar project.

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	**30,000**	**100%**	**112,000**	**100%**
Less: Raise Green Service Fees	1,500	5%	5,600	5%
Net Proceeds	**28,500**	**95%**	**106,400**	**95%**
Less: Project Construction	26,700	89%	104,160	93%
Less: Legal Costs	1,800	6%	2,240	2%
Total Use of Net Proceeds	**28,500**	**95%**	**106,400**	**95%**

The Company will use the Target Offering Amount for the following:

Approximately 89% to finance the construction of the solar array and 6% to cover legal and accounting costs. Raise Green charges a 5% service fee. In this instance, the Target Offering Amount will be used to proceed with a bank loan and meet the debt to income ratio required for the balance of the development and construction.

The Company will use the Maximum Offering Amount for the following:

Approximately 93% to finance the existing solar array and 2% to cover legal and accounting costs. Raise Green charges a 5% service fee. In this instance, the Maximum Offering Amount will be used to proceed without a bank loan and allow the project to move forward with the balance of the development and construction.

Testing the Waters [11(a)]

[Disclose if the Company made use of any written communication or broadcast script to test the waters. If yes, provide copies of the material used]

The Company has not made use of any written communication or broadcast script to test the waters.

Delivery of Securities [11(b)]

[Explain how the Company will close the offering and deliver the securities to the investors]

See Appendix 1

Canceling a Commitment to Purchase [12]

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

The Close date can be found in the Offering materials and on the Issuer's Offering page on the Raise Green portal.

You cancel your investment commitment directly on the Raise Green portal. Sign into your Raise Green account and navigate to your Portfolio. Identify the transaction you would like to cancel, and click cancel.   If you need any assistance at any point, please reach out to the Raise Green team at investors@raisegreen.com.

Securities of the Company

Securities Being Offered [13, 14, 15, 16]

Terms of Securities [13]

[Describe the terms of the securities being offered]

See the Terms of the Securities in the Subscription Agreement in Appendix 3

Voting Rights and Limitations [14, 15]

Do the securities have voting rights?   No

Are there any limitations on any voting rights?

The holders of the Notes are not entitled to vote on any matters pertaining to the Company.

16

Modification of Terms [16]

[Describe any ways in which the terms of the securities may be modified]

The terms of the security cannot be modified solely by the Company once the Notes are issued to investors. Per Regulation CF, the terms of the security could be modified by the Issuer during the raise process, but that would be considered a material change and require investor reconfirmation. Once the Offering has passed the Closing Date, the Issuer cannot modify the terms. See Appendix 1 for more information.

Restrictions on Transfer

[Language from SEC Guidance on Form C]

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Other Outstanding Securities [17, 18, 19, 20]

Other Classes of Securities [17]

[Describe the material terms of any other outstanding securities or classes of securities of the Company as of the most recent practicable date. Consult with your counsel to confirm accuracy]

Class of Security	Securities Authorized (Number or Amount)	Securities Outstanding (Number or Amount)	Voting Rights	Other Rights

Member Units	500	500	No	None

Limitation and Dilution of Rights [18]

[Describe how the rights of the securities being offered may be materially limited or diluted by the rights of any other security or class of security of the Company]

The rights of the Notes being offered may not be materially limited by the rights of any other security or class of security of the Company except if the Company issues additional Notes in the future, which will not change the rights of the Noteholders but may reduce the availability of cash to meet its obligations under the Notes. For the avoidance of doubt, in reference to the SEC Form C request "Are there any differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company?", the Company attests that there are no differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company.

Other Differences Among Classes of Securities [19]

[Are there any differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company? (Y/N)]

Each class of security authorized and/or issued by the Company has different rights and/or preferences. As discussed above, the Notes are senior or pari passu to other existing, and potentially future, debt securities and have no voting rights. In addition, the Notes evidence a fixed-debt obligation, as opposed to an equity interest, and therefore do not provide the Noteholders with a right to participate in the growth of the Company or to otherwise receive any distributions from the Company's profits.

Rights of Principal Shareholders [20]

[Describe the effects, if any, of the exercise of rights held by the principal shareholders listed above on the purchasers of the securities being offered here]

Principal Security Holders have all of the voting equity of the Company. Accordingly, the Principal Security Holders have the sole ability to control the day-to-day operations of the Company, including additional financings, which could materially impact the Company's ability to meet its Note obligations. Noteholders have no ability to influence Company action.

Valuation of Securities Being Offered [21]

[Explain how the securities being offered are being valued. Include examples of future valuation methods]

dc-1132710

The Notes are a debt instrument and are valued based upon interest rate. The Company believes that the annual interest rate applicable to the Notes is reflective of general market terms for similar securities. The Company looked at several fixed income benchmarks such as the benchmark US Treasury that is closest in maturity to the maturity of the Offering and 15 and 30 year mortgage rates. While none of these have the same risk profile, they serve as relative market indicators.

Outstanding Indebtedness [24]

[Describe the material terms of any indebtedness of the Company.]

The Company has no material debts.

Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
N/A	N/A	N/A	N/A

Table . Material indebtedness of the Issuer as of this filing

Other Exempt Offerings [25]

[Disclose all other exempt offerings conducted within the past three years. If you have issued securities previously (SAFEs, Equity, Convertible Notes, Debt) you have relied on an exemption. Review with your counsel to confirm accuracy]

The Company has not conducted any other exempt offerings within the past three years.

Related Party Transactions [26]

[Describe all transactions within the last fiscal year, and any currently proposed transactions, between the Company and a related party where the transaction amount exceeds 5% of the aggregate amount raised by the Company during the preceding 12 months.

A related party is defined as: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past three years, any promoter of the issuer; any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.]

The Company has no related party transactions.

Financial Condition of the Company

Operating History [27]

[Does the Company have an operating history? (Y/N)]

Yes

Current Condition and Historical Results [28]

[Describe the Company's financial condition, including liquidity, capital resources, and historical results of operations. Must cover each year for which financial statements are provided.]

The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.

Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders.

References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

Statement on Liquidity

NHSG is on track to generate over $3,000,000 in revenue in 2022. NHSG has realized a gross revenue of $1,326,000 as of 8/5/22. The funds in this offering will be to develop a project that the company plans to own.

dc-1132710

NHSG currently owns land in Standish, Maine that has a long-term lease in place with Orchard Road Solar, LLC. This asset is valued at $240,000 and the future lease revenue will be $15,000 per year for 20 years with an estimated overhead of $2,500 per year in taxes and insurance. NHSG has a binding option agreement with a land owner in Brewer, Maine and a "signature-ready" lease with Arista Drive Solar, LLC. The asset is valued at $200,000, will be owned 100% by NHSG and the future lease revenue will be $24,000 per year for 20 years with an estimated overhead of $2,000 per year in taxes and insurance. In addition, NHSG has a binding option agreement with a landowner in Swanzey, New Hampshire and a "signature-ready" lease with West Swanzey Road Solar Garden, LLC. The asset is valued at $450,000, will be owned 100% by NHSG and the future lease revenue will be $45,000 per year for 20 years with an estimated overhead of $1,000 per year in taxes and insurance.

Other than the above stated tax and insurance liabilities on the land owned by NHSG, the company has no debt burden, allowing the entity to retain all cash profits earned from the other revenue sources described above, less minor operating expenses.

Statement on Capital Resources

Currently NHSG does have a small cash reserve of $190,796 and $136,033 in its operating account as of 8/5/22. With little overhead as a company and a large portfolio of Maine projects sold to a large solar fund, the company is expected to receive another $2,008,000 in revenue between Q1 and Q2 2023 with only the tax liability associated with this revenue as an expense the company needs to plan for. Currently the member is only receiving a $20,000 per month draw as a salary, therefore the company does foresee a time in the future that NHSG will run out of capital.

Financial Statements and Operation Discussion

	Most Recent Fiscal Year-end (2021)	Prior Fiscal year-end (2020)
Total Assets:	$137,284	$174,289
Cash & Cash Equivalents:	$173,284	$174,289
Accounts Receivable:	$0	$0
Short-term Debt:	$229,913	$81,317
Long-term Debt:	$0	$0
Revenues/Sales:	$547,496	$165,682
Cost of Goods Sold:	$0	$0
Taxes Paid:	$27,412	$7930 refund
Net Income:	$160,469	$60,592

dc-1132710

# Employees	1	1

NHSG saw the impacts of the Pandemic impact the business, like a lot of businesses with a pipeline of work. By way of the trickle down effect, 2020 was a result of the work in the prior years and 2021 was representative of the 2020 slow down as the Pandemic kicked in. The positive news is while the short term debts NHSG took on via PPP & EIDL loans, the business continued to grow the pipeline of business and in 2022, those loans have been paid off in full. The revenue in 2022 YTD has increased by 3x from 2021 and the company's balance sheet has also increased almost 3x from 2021.

NHSG expects to see 2023 as one of its strongest years with over $4,000,000 in project profits under contract and awaiting payments when the projects meet the up and coming development milestones.

Financial Milestones

If successful in this offering, the funds raised for NHSG will allow it to begin offering smaller, impact-related PPAs to Towns, schools and nonprofits that otherwise would not be able to find ways to reduce their electric bills and meet some of their sustainability goals. The use of funds for this intended project will allow the project to complete development in Q4 and start construction with a final completion target in Q1 of 2023.

Is the Company's viability dependent on the Offering?

The Company's viability is not dependent on the Offering or other sources of capital.

When does the Company's Fiscal Year end?

The Company's fiscal year ends on December 31.

Financial Statements [29]

[Provide financial statements for the past two years. Exact requirements differ based on aggregate offering amount of securities to be offered]

2021 Tax Return Information

Total Income	Taxable Income	Total Tax
$547,260	$107,971	$27,412

The above information is provided from the Company's most recently filed tax returns in 2021.

[Mandatory Principal Executive Officer Certification Language]

I, Andrew Kellar, certify that:

dc-1132710

(1) the financial statements of NhSolarGarden.com LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of NhSolarGarden.com LLC included in this Form reflects accurately the information reported on the tax return for NhSolarGarden.com LLC filed for the fiscal year ended 2021.

DocuSigned by:

Andrew Kellar

3B1A11C575C2409...

Andrew Kellar

Member/Manager

Additional Information

Involvement in Legal and Regulatory Proceedings [30]

[Answer (1) – (8) of Question #30, and all subparts thereto, of Form C. If answering "Yes" to any question, explain the circumstances and outcome of such proceeding or action.]

All questions were answered "No".

Other Material Information [31]

[Provide any further material information as may be necessary to avoid making a material misstatement or omission in the document.]

The Company has no other material information to provide.

Appendix 1 – Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Company will work through Raise Green's FINRA compliant regulated Funding Portal to conduct the Regulation Crowdfunding offer of securities. Securities will be delivered through electronic transmission.

Remuneration for Raise Green

Remuneration for Raise Green is only paid if this raise is successful in meeting its target amount. Raise Green will be paid a flat 5% of the amount raised which is withdrawn directly from the escrow account before disbursing funds to the Company. Raise Green also will receive securities of the same class and having the same terms, conditions, and rights as the securities being offered or sold during the offering that total an amount equal to 2% of the securities sold in the offering.

Investing Process

To invest in an offering, Investors must have an Account with Raise Green. Raise Green collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors that are non-US residents may not be able to participate in the Offering due to local securities laws. Please see more information available in the Raise Green educational materials (FAQ).

After you select to invest on the Raise Green investor Marketplace, if you do not already have an Account set up, you will be asked to provide certain information to enable Raise Green to set up your Account. You will also need to sign a Subscription Agreement for the investment you have selected in order to purchase the Securities and select your payment method. The Purchaser's funds for payment will be deducted and then held in escrow with North Capital Securities, an independent escrow agent, during the Raise.

Subscription Agreement

Subscription Agreements are an investor's application to participate in the crowdfunding offering and include the Terms of the investment attached as Appendix 1 to the Subscription Agreement. It is a two-way agreement between the issuer to sell and the investor to purchase an agreed-upon amount of securities at an agreed-upon price. A Subscription Agreement is typical with private security offerings like those under Regulation Crowdfunding. The Subscription Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds for the investment amount will be returned without interest or deduction. Certain payment methods may have additional fees that will be disclosed at time of purchase; those additional fees will be returned to the investor if their transaction is canceled.

Progress during an Offering

Raise Green investor marketplace will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Raise Green. Investors can ask questions of the Issuer during the offering period on the "Q&A" (also referred to sometimes as the Forum) tab on the Issuer's Offering Page. You must be signed into your Raise Green Account in order to be able to ask your question, however.

Target Offering Amount and Maximum Offering Amount

A company selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the issuer will not receive funds.

Cancellation

Investors may cancel an investment commitment for any reason up until 48 hours prior to the deadline (Close date) of the Offering period. The Close date can be found in the Offering materials and on the Issuer's Offering page on the Raise Green portal. For example, if the deadline is Dec 24th, you can cancel until Dec 22 at 11:59 PM EST. Once within the 48 hours of the Close date, you

25

can no longer cancel your investment commitment, even if your investment commitment was submitted within the 48 hour time period.

You cancel your investment commitment directly on the Raise Green portal. Sign into your Raise Green Account and navigate to your Portfolio. Identify the transaction you would like to cancel, and click cancel. If you need any assistance at any point, please reach out to the Raise Green team at investors@raisegreen.com.

Early Close, "Rolling" Close, and Material Changes

Raise Green, as the intermediary conducting the offering, will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount in settled funds prior to the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Company continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the issuer may choose to close the offering at an earlier date i.e., an "**Early Close**". Raise Green will provide notice to all potential investors of the Early Close date via the Update Section on the Offering Page, and to all investors with investment commitments in the Offering via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of: the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Early Close date, and whether the Issuer will continue to take commitments during the 48 hour period.

If the Offering has reached 120% of the Target Offering Amount in settled funds, the Company may also choose to conduct the first of a series of closes i.e., "**Rolling Close**", if RG consents and proper thresholds and requirements have been met. Each Rolling Close will follow the same process as if it were an Early Close, except the Company will continue to accept investment commitments after the Rolling Close has been completed. After the initial Rolling Close, provided that the Offering has met the proper thresholds and requirements, and the date generally is no less than 3 months from the previous Rolling Close date, the Company may conduct a subsequent Rolling Close. As with the one-time Early Close, for each Rolling Close, the Raise Green on behalf of the Company must provide notice to all investors and in email to investors with investment commitments, at least 5 business days in advance of the Rolling Close date. The notice will inform investors of: the anticipated Rolling Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Rolling Close date, and whether the Issuer will continue to take commitments during the 48 hour period. All investment commitments included in the

26

Rolling Close will receive a countersigned subscription agreement from the Company and email communication as evidence of their purchase transaction, and the Company will receive the funds from those investment commitments from the Escrow Bank. Once a Rolling Close has been conducted, any investors whose investments have been confirmed via a countersigned Subscription Agreement and whose funds have settled in escrow and been disbursed through the company are now investors in the Company. If an investor's investment commitment was completed in a Rolling Close, and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period.

In the case of a material change to the issuer or offering terms during a raise, any investor with a commitment in the Offering will receive a notification via their email on file of this material change and that their investment will be canceled unless the investor reconfirms his or her investment within five (5) business days of receipt of the notice. If the investor fails to reconfirm the investment within the five (5) business days, the investment will be cancelled, and a notice of the cancellation and reason will be sent to the investor. Raise Green will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction. In the case of a Rolling Close, if there is a material change to the Company or the Offering post the Rolling Close Date, investment commitments that were included in the Rolling Close do not have the right to cancel their investment anymore as they are already investors in the Company.

Oversubscribed

If the Offering is oversubscribed, e.g., the investor interest is over the Target Offering Amount, the issuer plans to allocate investor commitments on a first-come first-served basis. The Company is under no obligation to, but may choose to, accept any additional subscriptions for the Notes once the Company has received subscriptions for the maximum amount of the offering. Investors should take this into consideration when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The securities being offered generally may not be resold by any purchaser of such securities for a period of one year beginning when the securities were issued, unless such securities are transferred: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

27

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one year period, any agreement to transfer or sell the securities will be authorized only by the written confirmation of both the investor and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Subscribed Note, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Subscribed Note may be effected without registration under the Securities Act, whereupon the holder of such Subscribed Note shall be entitled to sell, pledge, or transfer such Subscribed Note in accordance with the terms of the notice given by the Holder to the Company.

Appendix 2 – Financial Statements

NhSolarGarden

Balance Sheet

As of December 31, 2020

Unaudited

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
NhSolarGarden BofA & Eastern Checking	41,689.21
Savings	132,600.00
Total Bank Accounts	**$174,289.21**
Other Current Assets	
12000 Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$174,289.21**
TOTAL ASSETS	**$174,289.21**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Other Current Liabilities	
7000 Business Loan	-88,114.23
EIDL Loan	16,000.00
PPP Loan	20,832.00
SBA Loan	132,600.00
Total Other Current Liabilities	**$81,317.77**
Total Current Liabilities	**$81,317.77**
Total Liabilities	**$81,317.77**
Equity	
30700 Members Draw	-920,909.88
32000 Members Equity	953,289.13
Net Income	60,592.19
Total Equity	**$92,971.44**
TOTAL LIABILITIES AND EQUITY	**$174,289.21**

NhSolarGarden

Balance Sheet

As of December 31, 2021

Unaudited

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
NhSolarGarden BofA & Eastern Checking	4,684.40
Savings	132,600.00
Total Bank Accounts	**$137,284.40**
Other Current Assets	
12000 Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$137,284.40**
TOTAL ASSETS	**$137,284.40**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Other Current Liabilities	
7000 Business Loan	0.00
EIDL Loan	16,000.00
L/P Luminia	60,481.00
PPP Loan	20,832.00
SBA Loan	132,600.00
Total Other Current Liabilities	**$229,913.00**
Total Current Liabilities	**$229,913.00**
Total Liabilities	**$229,913.00**
Equity	
30700 Members Draw	-1,302,525.16
32000 Members Equity	1,049,427.32
Net Income	160,469.24
Total Equity	**$ -92,628.60**
TOTAL LIABILITIES AND EQUITY	**$137,284.40**

NhSolarGarden

Profit and Loss
January - December 2020

Unaudited

	TOTAL
Income	
1 Solar Development Consulting	141,523.76
2 Travel reimbursement	-17.76
42400 Commission Income	-0.03
project reimbursements	14,575.00
Uncategorized Income	9,601.90
Total Income	**$165,682.87**
GROSS PROFIT	**$165,682.87**
Expenses	
60000 Advertising and Promotion	1,398.18
60200 Automobile Expense	57.69
60400 Bank Service Charges	35.00
61000 Business Licenses and Permits	1,304.38
61700 Computer and Internet Expenses	2,417.29
63300 Insurance Expense	0.00
63330 Life and Disability Insurance	375.36
Total 63300 Insurance Expense	**375.36**
64300 Meals and Entertainment	368.36
64900 Office Supplies	971.58
66500 Postage and Delivery	149.25
66700 Professional & Project-related Fees	84,881.10
66900 Reconciliation Discrepancies	-0.07
67100 Rent Expense	499.20
67800 Small Tools and Equipment	353.19
68100 Telephone Expense	2,839.17
68400 Travel Expense	817.96
75600 Vehicle Lease	6,931.20
9000 Donations	602.45
Uncategorized Expense	119.99
Vehicle Registration	969.40
Total Expenses	**$105,090.68**
NET OPERATING INCOME	**$60,592.19**
NET INCOME	**$60,592.19**

NhSolarGarden

Profit and Loss

January - December 2021

Unaudited

	TOTAL
Income	
1 Solar Development Consulting	177,382.88
project reimbursements	236.80
Uncategorized Income	369,876.92
Total Income	**$547,496.60**
GROSS PROFIT	**$547,496.60**
Expenses	
60400 Bank Service Charges	136.00
61000 Business Licenses and Permits	209.93
61700 Computer and Internet Expenses	1,818.01
63300 Insurance Expense	0.00
63310 General Liability Insurance	769.50
63330 Life and Disability Insurance	375.36
Total 63300 Insurance Expense	**1,144.86**
64300 Meals and Entertainment	383.38
64900 Office Supplies	1,366.09
66700 Professional & Project-related Fees	319,516.74
68100 Telephone Expense	2,928.58
68400 Travel Expense	52,206.87
75600 Vehicle Lease	6,931.20
Vehicle Registration	385.70
Total Expenses	**$387,027.36**
NET OPERATING INCOME	**$160,469.24**
NET INCOME	**$160,469.24**

Appendix 3 – Subscription Agreement

NhSolarGarden.com LLC

Subscription Agreement

Target Offering Amount of $30,000 to a Maximum Amount of $112,000

Climate Resilience Notes or "Notes"

6.50% Interest Rate per Year

Unsecured Senior Debt

Principal paid at Maturity

Maturity (1/28/2026)

Minimum Investment: $500

Incremental Amounts of $100

Offering Period: From November 2, 2022 to January 28, 2023

Please read and sign this Subscription Agreement promptly, and in no event later than the Offer Close Date.

During the Offering Period, Investors can ask questions directly to the Company on the "Q&A" located on the New Hampshire Solar Garden Offering Page at www.raisegreen.com. Questions related to the function and process of the funding portal can be directed to Raise Green at investors@RaiseGreen.com.

1. Offering.

This Subscription Agreement (this "**Agreement**") addresses the offer for sale (the "**Offering**") during the period from November 2, 2022 to January 28, 2023, subject to adjustment as described below (the "**Offering Period**", the last day of which is the "**Offer Close Date**") of up to $112,000 of unsecured debt securities (the "**Notes**") issued by NhSolarGarden.comLLC, a New Hampshire limited liability company (the "**Company**"). The Notes will be issued as of the date immediately succeeding the Offer Close Date (the "**Issuance Date**").

The terms of the Notes are set forth in "Terms of the Offering" in the Form C submitted by the Company to the SEC as attached hereto as Appendix 2 ("**Form C**", and, together with all related attachments and disclosures thereto, the "**Offering Disclosure Documents**"), and are summarized in Appendix 1 hereto.

The Notes are not being registered under the Securities Act of 1933, as amended ("**Securities Act**"), or under the securities laws of the State of New Hampshire (or of any other state or jurisdiction), but rather are being offered by the Company pursuant to certain exemptions from registration under "Regulation Crowdfunding", as adopted by the U.S. Securities and Exchange Commission ("**SEC**") under the Securities Act of 1933 and the Securities Exchange Securities Act of 1934 (collectively, "**Regulation Crowdfunding**").

In accordance with Regulation Crowdfunding, the Company may elect to shorten the Offering Period by notice to the Offerees not less than five (5) Business Days prior to the new Offer Close Date. The Company may also elect to extend the Offering Period under certain circumstances.

The undersigned (the "**Offeree**") understands that during the Offering Period any material updates to the Offering (including changes to the Offer Close Date) will be communicated to the Offeree via email from Raise Green and will be available on the Company's Offering Page at www.raisegreen.com. The Offeree will be asked to reconfirm its investment commitment by responding to the email, or in another manner if outlined in the communication from Raise Green, and will not be required to reconfirm by re-signing this Agreement.

2. Subscription.

By signing this Agreement, the Offeree confirms that it wishes to subscribe for purchase of Notes (the "**Subscribed Securities**") in an original principal amount ("**Principal Amount**") as set forth on the signature page below. The Offeree's obligation hereunder is unconditional, without limitation, and does not depend on the issue and sale of any other Subscribed Securities to any other person or entity.

Subscriptions are generally allocated on a first-come, first-served basis if interest in the Offering exceeds the minimum targeted offering amount. The Company is under no obligation to accept any additional subscriptions for the Subscribed Securities once the Company has received subscriptions for the maximum offering amount.

The Offeree also understands that (i) the Company has the unconditional right, in its sole discretion, to accept, partially accept, or reject this subscription, or withdraw or abandon the Offering in whole, and (ii) this subscription is contingent on the Offeree qualifying under the suitability standards described below, signing this Agreement, and paying the Purchase Price.

The subscription is deemed to be accepted by the Company only when this Agreement is signed by a duly authorized representative of the Company and delivered to the Offeree after the Closing (as defined below).

At any time up to 48 hours prior to the Offer Close Date, the Offeree may cancel any investment commitment made in connection with the Offering for any reason, in which case any amounts paid by the Offeree will be refunded to the Offeree in full (without interest).

3. Closing and Payment.

The closing of the purchase and sale of the Subscribed Securities (the "**Closing**") will take place on the Issuance Date or at such other time as the Company may designate by notice to the Offeree.

The Offeree's payment for the Subscribed Securities shall be made to North Capital Private Securities (the "**Escrow Agent**") in immediately available funds (or other means approved by the Company prior to the Offer Close Date) the full purchase price for the Subscribed Securities (the "**Purchase Price**") equal to the 100% of Principal Amount thereof, and shall use reasonable efforts to do so prior to the Offer Close Date.

On or about the Issuance Date, if the Company has accepted the Offeree's subscription, the Company will countersign this Agreement, the Escrow Agent will release the funds to the Company, and the Company will issue the Subscribed Securities to the Offeree.

The Offeree understands that: (i) if its subscription is rejected in whole, or in part, or if the Offering is withdrawn, the funds that the Offeree has deposited constituting the Purchase Price will be refunded promptly without interest; and (ii) if the Offeree's subscription is accepted, such funds will be released to the Company as payment of the Purchase Price.

4. Record of Purchase; Uncertificated Securities.

If the Offeree's subscription is accepted in whole or in part by the Company, the Offeree will receive a signed counterpart of this Agreement as a record of its purchase of the Subscribed Securities. This process may take several days or more after the Offer Close Date.

The Offeree will also receive notice from the Company after the Offer Close Date of the digital entry of the Subscribed Securities as reflected on the books and records of the Company.

The Company will maintain all books and records electronically. The Offeree hereby waives any right to receive a physical certificate representing the Subscribed Securities and consents and agrees to the issuance of uncertificated Notes.

5. **Representations and Warranties of the Company.**

The Company represents and warrants to the Offeree with respect to the transactions contemplated hereby as follows:

(a) *Organization and Standing*

The Company is a limited liability company duly organized and existing under the laws of the State of New Hampshire and is in good standing under such laws. The Company has the requisite power to own its assets and to carry on its business as presently conducted and as proposed to be conducted.

(b) *Power*

The Company has all requisite power to execute and deliver this Agreement, and to carry out and perform its obligations under the terms of this Agreement. This Agreement will be duly authorized and executed by the Company, and will represent a valid, binding, and enforceable obligation of the Company in accordance with its terms.

(c) *Authorization*

The Notes, when authorized and issued in compliance with the provisions of this Agreement and the Appendices hereto, will be validly issued, fully paid, and non-assessable, and will be free of any liens or encumbrances; provided, however, that the Notes will be subject to restrictions on transfer under state and federal securities laws and as otherwise set forth herein.

6. **Representations and Warranties of the Offeree.**

The Offeree represents and warrants to the Company and Raise Green as follows:

(a) *Suitability Standards*
(i) the Offeree is familiar with and understands the business and financial position of the Company, the risks of an investment in the Company, and the rights and restrictions applicable to the Subscribed Securities, all as described in the Offering Disclosure Documents;

(ii) the Offeree (together with its professional advisors or representatives, if any) has sufficient knowledge and experience in business and financial matters to be capable of evaluating the merits and risks of an investment in the Company and the Subscribed Securities;

(iii) the Offeree can bear the economic risk of the purchase of the Subscribed Securities, including the total loss of the Offeree's investment in the Subscribed Securities, and has adequate means for the Offeree's current needs and possible contingencies and has no need for liquidity in this investment;

(iv)   any financial information that it has provided to Raise Green and in this Agreement accurately reflects its financial condition at the Issuance Date, and the Offeree anticipates no material adverse change to that condition;

(v)   all of the information the Offeree has provided in this Agreement is complete, true, and correct in all material respects; and

(vi)   Including the Purchase Price set forth on the signature page hereto, in the past 12-month period the Offeree has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding. Rule 100(a)(2) of Regulation Crowdfunding is included in Appendix 4 for reference;

(b)   <u>*Disclosure of Information*</u>

(i)   the Offeree has had access to such information concerning the Company and the Subscribed Securities as the Offeree deems necessary to enable it to make an informed investment decision concerning the purchase of the Subscribed Securities;

(ii)   the Offeree has received and read the Offering Disclosure Documents (including without limitation any disclosure related to certain "risk factors" incident to an investment in the Subscribed Securities) including all exhibits, appendices, attachments, and supplements thereto;

(iii)   the Offeree has been offered the opportunity to ask such questions and inspect such documents concerning the Company and its business and affairs as the Offeree has requested; and

(iv)   in determining to purchase the Subscribed Securities, the Offeree has relied solely upon the advice of the Offeree's legal counsel, accountant and other financial advisors with respect to the tax, investment, and other consequences involved in purchasing the Subscribed Securities, and acknowledges that the information provided in the Offering Disclosure Documents does not constitute investment, accounting, legal, or tax advice from the Company or Raise Green.

(c)   <u>*Power & Authority*</u>

(i)   if the Offeree is an individual, that that the Offeree (A) is at least eighteen (18) years of age; (B) maintains his or her principal residence in the State shown on the signature page; and (C) has the adequate means of providing for his or her current needs and all personal and business contingencies;

(ii)   the Offeree has all requisite authority (and in the case of an individual, the capacity) to purchase the Subscribed Securities, enter into this Agreement, and to perform all the obligations required to be performed by the Offeree pursuant to this Agreement, and such purchase will not contravene with any law, rule or regulation binding on the Offeree or any investment guideline or restriction applicable to the Offeree, and this

Agreement constitutes the Offeree's valid and legally binding obligation, enforceable in accordance with its terms.

(d) _No Resale; No Withholding; Manner of Offering_

(i) the Offeree is acquiring the Subscribed Securities for its own account, not as nominee or agent, without a view to distribution or resale of any part thereof and that the Offeree has no present intention, agreement or arrangement to sell, or otherwise transfer, distribute or dispose of any part of the Subscribed Securities to any other person (other than as expressly permitted by law); and

(ii) the Offeree is not subject to backup withholding; and

(e) _Updates and Reliance_

The Offeree shall notify Raise Green at Investors@RaiseGreen.com immediately of any material change in any statement made by the Offeree in this Agreement occurring prior to the closing of the purchase of the Subscribed Securities.

The Offeree understands that the Company and Raise Green are relying on the accuracy and completeness of the representations made by the Offeree to Raise Green and in this Agreement.

7. Acknowledgements and Understandings of the Offeree.

(a) _No Registration; No Reliance_

The Offeree acknowledges and confirms to Raise Green and the Company that it understands the following:

(i) the Subscribed Securities have not been registered under the Securities Act or the securities laws of any state (including without limitation New Hampshire);

(ii) no federal or state agency, including the SEC, has passed upon, or endorsed, the merits of this Offering or the accuracy or adequacy of the information contained in the Offering Disclosure Documents, or made any finding or determination as to the appropriateness of the Subscribed Securities for public investment;

(iii) the Company has no obligation or intention to register any of the Subscribed Securities for resale under the Securities Act or any state securities laws, or to take any action which would make available any exemption from the registration requirements of any such laws, and that the Offeree may be precluded from selling or otherwise transferring the Subscribed Securities or any portion thereof unless the transfer is otherwise in accordance with such laws and the terms of the Offering Disclosure Documents; and even if the Subscribed Securities were to become freely transferable, a secondary market in the Subscribed Securities may not develop;

(iv)   the Subscribed Securities are characterized as "restricted securities" under the federal securities laws inasmuch as they are being or will be acquired from the Company in a transaction not involving a public offering, and that under such laws and applicable regulations such securities will be subject to restrictions upon their transferability; the Subscribed Securities will not be, and the Offeree will have no right to require that they be, registered under such laws; there is no public market for the Subscribed Securities, and none is expected to develop; accordingly, it may not be possible for the Offeree to liquidate its investment in the Company;

(v)   it is not relying and will not rely on any communication (written or oral) of the Company, Raise Green, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Subscribed Securities; and

(vi)   none of the Company, Raise Green or any of their respective affiliates has made any representation regarding the proper characterization of the Subscribed Securities for purposes of determining the Offeree's authority or suitability to invest in them.

(b)   Transfer Restrictions

(i)   the Subscribed Securities are restricted from transfer for a period of time under applicable federal and state securities laws and that the Securities Act and the rules of the SEC provide in substance that the Offeree may dispose of the Securities only (A) pursuant to an effective registration statement under the Securities Act, or an exemption therefrom, or (B) as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply (See Appendix 3 - Restrictions on the Transfer or Sale of Securities - for important details on restrictions);

(ii)   the Company has not: (A) given any guarantee or effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Subscribed Securities; or (B) made any representation to the Offeree regarding the legality of an investment in the Subscribed Securities under applicable legal investment or similar laws or regulations;

(iii)   consequently, the Offeree will bear the economic risks of the investment in the Subscribed Securities for an indefinite period of time.

(c)   No Cancellation

The Offeree understands that it may not cancel, terminate or revoke this Agreement except (i) as set forth in Section 2 above, or (ii) as may be applicable in accordance with applicable securities laws, the Securities Act, or other applicable law, and that this Agreement will survive his or her death or disability and is binding on his or her heirs, executors, administrators, successors and assigns.

8. Covenants of the Offeree.

The Offeree covenants and agrees as follows:

(i) the Offeree shall, within ten (10) days after the receipt of a written request from the Company, provide such information, and shall execute and deliver such documents, as reasonably may be necessary for the Company to comply with any and all laws and regulations to which the Company is subject;

(ii) for the first year after purchase of the Subscribed Securities, the Offeree shall not sell, assign, pledge, give, transfer or otherwise dispose of the Subscribed Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except with the prior written consent of the Company, which consent shall not be unreasonably withheld if the proposed transfer complies with the requirements of Appendix 3 for such period;

(iii) after such one-year period, any agreement to transfer or sell the Subscribed Securities is subject to prior written consent of the Company, which consent shall not be unreasonably withheld if the proposed transfer complies with the requirements of Appendix 3 for such period.

9. Indemnification.

The Offeree shall indemnify, hold harmless and defend (i) the Company, (ii) the shareholders or other owners of the Company, (iii) Raise Green, and (iv) the other Holders, together with their respective officers, directors, employees, agents, affiliates, successors, and permitted assigns (the "Indemnified Parties"), from all damages, losses, costs, and expenses (including reasonable attorneys' fees) that they may incur by reason of the Offeree's failure to fulfill any of the terms or conditions of this Agreement or by reason of any breach of the representations, warranties and covenants made by the Offeree in this Agreement or in connection with any other Offering Disclosure Documents.

10. Information and Notices.

All notices and other communications provided for herein shall be in writing and are deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party specifies by notice in writing to the other):

If to the Company:

Name: __NhSolarGarden.com LLC_____

Address: __799 Seneca Street, Unit 5i, Buffalo NY 14210_____

Email: ___andrew@nhsolargarden.com_____

Attention: ____Andrew Kellar_____

If to the Offeree, to the address set forth on the signature page hereto.

If at any time during the period that the Subscribed Securities are outstanding the Offeree's contact information changes, the Offeree shall promptly notify the Company of such changes in writing.

11. Miscellaneous.

(a)   Entire Agreement

This Agreement together with the appendices, exhibits, schedules, and attachments hereto, represents the entire agreement between the parties and supersedes all prior agreements or understandings between the parties. All appendices, exhibits schedules, and attachments to this Agreement are incorporated in this Agreement as if set forth in full.

(b)   Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

This Agreement and any and all claims and disputes arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without applying any conflict of law principles.

The parties hereby consent to the personal jurisdiction of all federal and state courts in Delaware and agree that venue shall lie exclusively in New Castle County, Delaware.

EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING RELATING TO A DISPUTE AND FOR ANY COUNTERCLAIM WITH RESPECT THERETO.

(c)   Survival of Representations

All agreements, representations, warranties, and covenants made in writing by or on behalf of the Company or the Offeree in connection with the transactions contemplated by this Agreement, shall survive execution and delivery of this Agreement.

(d)   Amendment and Waiver

(i)   Subject to clause 11(d)(ii) below, neither this Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any modification, change, discharge or termination is sought.

(ii)   Any term of the Notes may be amended or waived with the written consent of the Company and the Holders of a majority of the outstanding principal amount of the Notes (the "**Majority Holders**"). Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the Holders of, all of the Notes. The Company shall promptly give written notice thereof to each Holder that has not previously consented to such amendment or waiver in writing, but the failure to give such notice does not affect the validity of such amendment or waiver.

(e)   Binding on Successors; Restriction on Assignment

Except as otherwise expressly provided in this Agreement, the provisions of this Agreement shall inure to the benefit of, and be binding on, the successors, assigns, heirs, executors, and administrators of the parties to this Agreement; provided however, that the Offeree may not assign any of its rights or obligations under this Agreement without the prior written consent of the Company, which may be withheld in its absolute discretion.

(f)   Severability

If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

(g)   Headings

The various headings of this Agreement are for convenience of reference only, shall not affect the meaning or interpretation of this Agreement, and shall not be considered in construing this Agreement.

(h)   Fees and Expenses

Each party will pay the fees, expenses, and disbursements of its own counsel in connection with this Agreement and any amendments or waivers under or in respect to this Agreement.

(i)   Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

[Signatures Appear on Next Pages]

IN WITNESS WHEREOF, intending to be legally bound, the Offeree has executed this Subscription Agreement as of the date on the Company Signature page.

Offeree Name: _____

By (Signature*):   _____

Print Name: _____

Subscribed Securities (i.e. Principal Amount/Purchase Price) $_____

*By signing here, you represent that you are an "authorized signatory" for the account purchasing

Offeree's Notice Address:

       Offeree Name:_____

       Mailing Address: _____

                                _____

       Email: _____

       Attention: _____

Offeree's State of Residence: _____

[Subscription Agreement -- <u>Offeree Signature Page</u>]

The offer to purchase Subscribed Securities as set forth on the Offeree Signature Page is hereby confirmed and accepted by the Company, **unless otherwise noted below, (i)** in the Subscribed Securities Amount, and **(ii)** at the Purchase Price, **each as** set forth on the Offeree Signature page, **as of** the Issuance Date set forth below.

Company Name: _____

By: _____

Print Name: _____

Title: _____

Issuance Date: _____**(Close Date + 1)___**

[Subscription Agreement -- <u>Company Signature Page</u>]

Appendix 1 Terms of Notes

The Notes are being issued on the Issuance Date specified on the signature page hereto in connection with the securities offering by the Company in an aggregate principal amount of up to $112,000, pursuant to the terms of the Subscription Agreements (the "Subscription Agreements") between the Company and each holder of the Notes.

Principal and Interest

Subject to the terms and conditions set forth herein, the Company shall pay to the Offeree named on the signature page hereto (the "Holder")

> (i) on the 28th day of each January (each a "Scheduled Payment Date") to and including January 28, 2026 (the "Maturity Date"), accrued and unpaid interest on the Notes; and

> (ii) the full principal amount in a lump sum on the Maturity Date.

Interest on the principal amount of the Notes shall accrue at a simple interest rate of six-and-a-half percent (6.50%) per annum, calculated based on a 365-day year for the actual number of days elapsed.

In addition, the Company shall pay accrued and unpaid interest at such rate to each Holder on the date of any Optional Redemption or Mandatory Redemption as set forth below.

Optional and Mandatory Redemptions

Prior to the Maturity Date the Company may, at its option, prepay the principal amount of the Notes in whole or in part (an "Optional Redemption") as set forth below. The Company will use reasonable efforts to provide notice to the Holder at least ten (10) Business Days prior to any Optional Redemption.

Prior to the Maturity Date the Company shall prepay the principal amount of the Notes in whole (a "Mandatory Redemption") as set forth below (a) upon a Change of Control, and (b) upon any Event of Default (as defined below).

With respect to any Optional Redemption or Mandatory Redemption, the Company shall pay the sum of (i) the principal amount subject to such Optional Redemption or Mandatory Redemption; (ii) all accrued and outstanding interest on such principal; and (iii) a redemption premium equal to 6.50% of the amounts set forth in clauses (i) and (ii).

All Payments on Business Days; Payments to Holder on Record Date

If any Scheduled Payment Date or the date of any Optional Redemption or Mandatory Redemption falls on a day that is not a Business Day, the required payment shall be made on the next succeeding Business Day.

All payments shall be made to the Holder on the Record Date with respect to such payment, as reflected on the books and records of the Company.

As used herein, (i) "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in The City of New York, New York are authorized by law to close and (ii) "Record Date" means, with respect to the due date of any payment (whether or not it is a Business Day), the Business Day that is [five (5)] Business Days prior to such due date.

Application of Payments

The Company shall pay all amounts due on the Notes in lawful money of the United States of America, in immediately available funds, at the place as the Holder may designate from time to time in writing to the Company. All payments shall be applied (i) to the Notes pro rata, based on the aggregate principal balance of all outstanding Notes, and (ii) with respect to each Note, first to interest due, and then to principal.

Seniority

The indebtedness evidenced by the Notes is senior in right of payment to the payment in full of any Other Indebtedness in existence on the Issuance Date or thereafter incurred. Notwithstanding the forgoing, (i) the indebtedness evidenced by the Notes shall be made on a parity in right of payment with other unsecured debt securities that may be issued by the Company, and (ii) the Company may make any payment of principal, interest, fees or expenses with respect to any Other Indebtedness if at such time (x) no Event of Default has occurred and is continuing, and (y) any such payment does not, or is reasonably believed by the Company not to, result in an Event of Default.

As used herein, "Other Indebtedness" means, unless expressly subordinated in right of payment to, or on a parity with, the amounts due under the Notes, all amounts due in connection with (i) indebtedness of the Company to banks, commercial finance lenders, insurance companies, leasing or equipment financing institutions, or other lending institutions regularly engaged in the business of lending money (but excluding venture capital, investment banking or similar institutions and their affiliates that sometimes engage in lending activities but that are primarily engaged in investments in equity securities), that is for money borrowed, or purchase or leasing of equipment in the case of lease or other equipment financing, by the Company, whether or not secured, and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Indebtedness, or any indebtedness arising from the satisfaction of such Indebtedness by a guarantor.

Change of Control

If there is a Change of Control (as defined below) while the Notes remain outstanding, then the Company shall repay the Holders an amount equal to the sum of (i) the outstanding principal amount of the Notes, plus (ii) all unpaid accrued interest on the outstanding principal. The Company shall give the Holder notice of a Change of Control at least 5 Business Days prior to the effective date of such Change of Control.

"Change of Control" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock or ownership percentage, of the Company immediately prior thereto continue to represent a majority of the voting power of the surviving entity immediately thereafter; (ii) any transaction or series of related transactions to which the Company is a party in which more than 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided, however, that in all cases a Change of Control does not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is canceled or converted, or a combination thereof.

Events of Default

The occurrence of any of the following events constitutes an event of default (an "Event of Default"): (i) the Company fails to pay any principal or interest due on the Notes, and such failure continues for a period of fifteen (15) days; (ii) the Company has breached a covenant in any material respect, and such breach remains uncured for thirty (30) days; (iii) any material representation or warranty of the Company proves to have been untrue in any material respect when made; (iv) the Company is adjudicated bankrupt or insolvent under the federal bankruptcy laws or any similar jurisdiction; or (v) the Company has instituted proceedings to be adjudicated as a voluntary bankruptcy or file a petition seeking reorganization or an arrangement with creditors under the federal bankruptcy laws, or any similar applicable federal or state law, or makes an assignment for the benefit of creditors.

Appendix 2 Offering Disclosure Documents

The Form C and all Offering Disclosure documents are available on the SEC EDGAR database.

Type in **NhSolarGarden.com LLC** in the "company and person lookup" box.

The Company's Offering page that can be found on www.raisegreen.com has a Forum Section for Crowd and Company Live Questions and Answers!

Appendix 3 Restrictions on the Transfer or Sale Of Securities

Within the First Year after the Purchase

During the period of one year from when the securities were issued, the securities generally may not be resold, pledged or transferred unless: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D (See Appendix 5), or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.

The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Beyond the First Year after the Purchase

At any time after one year from when the securities were issued, the securities may not be resold, pledged or transferred without the prior written consent of the Company, which consent shall not be unreasonably withheld if the holder thereof gives notice to the Company of such holder's intention to effect such sale, pledge, or transfer, and

(a) there is in effect a registration statement under the Securities Act covering the proposed transaction; or

(b) such notice describes the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, is accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to the Company to the effect that the proposed sale, pledge, or transfer of the securities may be effected without registration under the Securities Act.

Appendix 4 Non-accredited investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding

The following is an extract of 17 C.F.R. Part 227 - REGULATION CROWDFUNDING, GENERAL RULES AND REGULATIONS, which may be accessed in its entirety at https://www.ecfr.gov/current/title-17/chapter-II/part-227.

Reference: 17 C.F.R. § 227.100(a)(2).

(2) Where the purchaser is not an accredited investor (as defined in Rule 501 (§ 230.501 of this chapter)), the aggregate amount of securities sold to such an investor across all issuers in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the 12-month period preceding the date of such transaction, including the securities sold to such investor in such transaction, shall not exceed:

(i) The greater of $2,500, or 5 percent of the greater of the investor's annual income or net worth, if either the investor's annual income or net worth is less than $124,000; or

(ii) Ten percent of the greater of the investor's annual income or net worth, not to exceed an amount sold of $124,000, if both the investor's annual income and net worth are equal to or more than $124,000;

Instruction 1 to paragraph (a)(2). To determine the investment limit for a natural person, the person's annual income and net worth shall be calculated as those values are calculated for purposes of determining accredited investor status in accordance with § 230.501 of this chapter.

Instruction 2 to paragraph (a)(2). A person's annual income and net worth may be calculated jointly with that person's spouse; however, when such a joint calculation is used, the aggregate investment of the investor spouses may not exceed the limit that would apply to an individual investor at that income or net worth level.

Instruction 3 to paragraph (a)(2). An issuer offering and selling securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) may rely on the efforts of an intermediary required by § 227.303(b) to ensure that the aggregate amount of securities purchased by an investor in offerings pursuant to section 4(a)(6) of the Securities Act will not cause the investor to exceed the limit set forth in section 4(a)(6) of the Securities Act and § 227.100(a)(2), provided that the issuer does not know that the investor has exceeded the investor limits or would exceed the investor limits as a result of purchasing securities in the issuer's offering.

Appendix 5 Rule 501(a) of Regulation D

17 C.F.R. § 230.501 may be accessed at:

https://www.ecfr.gov/current/title-17/chapter-II/part-230/subject-group-ECFR6e651a4c86c0174/section-230.501

Appendix 4 – Offering Page


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NhSolarGarden.com LLC

New Hampshire Solar Garden Climate Resilience Notes

New Hampshire Solar Garden will make Allenstown Community Center Powered by the SUN.

$112K Maximum Offering Amount



$112K
Maximum Offering Amount

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New Hampshire Solar Garden will make Allenstown Community Center Powered by the SUN

Start Date: 11/2/2022
End Date: 1/26/2023

Highlights

- While the investment is in the Company, the majority of funds will be used to complete the development of the Allenstown Community Center project. This includes finalizing the utility engineering and then hiring the installation company to complete the project in the first quarter of 2023.
- The minimum principal investment is $500, with incremental amounts of $100 thereafter.
- Investors will receive annual interest payments beginning 2024. They will be paid back from NHSG's revenue. This project will provide additional cash flows from the power purchase agreement and the benefit of NHSG's cash flow being offset by the investment tax credit and MACRs depreciation.
- NHSG has been involved in developing over 300 MWs in the last decade with its current portfolio in the North East adding up to over 50 MWs and another 120 MWs in Puerto Rico that are currently being developed.
- We developed the first solar landfill project in the State of New Hampshire's history in Milton, NH.

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The Opportunity

The Allenstown Community Center project is a 56 kW rooftop solar array that will power an estimated 70% of the Community Center's electrical consumption. The target completion of this project will be Q1 2023.

The sub-500 kW solar market across the County is underserved, reflective of New Hampshire, which is ranked as the 44th State in solar installations. This project will allow a small NH town to continue to enjoy the benefits of solar energy without impacting the tax base through the construction of a second project.

Through its experience in the New Hampshire market, NHSG is uniquely positioned to successfully develop this project, as well as iterate on this model for other small, community projects.

The Impact

Community Benefit

The project is expected to decrease electricity bills for the Allenstown Community Center by 10% for the next 20 years. The project will save the Town of Allenstown an estimated $55,000 over the life of the project with $0 out of pocket expense to the taxpayers.

This will be NHSG's second project in Allenstown to ensure the community members see that their Town is committed to lower energy rates, positively impacting the tax basis while leaving the planet a better place for the next generation.

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The success of this raise will allow the company to apply some of its development activity toward this impact market segment that has a deeper meaning to NHSG. Demonstrating this proof of concept, a second time in this one community, will allow NHSG to present this opportunity to other New Hampshire municipalities, nonprofits, and schools and support their sustainability goals.

The Company

NhSolarGarden.com is an 8-year-old boutique solar development firm with experience ranging from permitting, engineering, construction, financing and ongoing operations & maintenance of solar projects in the 50 kW to 30 MW range. NHSG was the first company to install a solar array on a town-owned landfill, which was, until just recently, the largest solar project in the State of NH. With a development pipeline of over 170 megawatts of solar projects in New England and Puerto Rico, NHSG is one of the more knowledgeable developers in the New Hampshire market.

Why Invest?

This project will have direct benefit on over 4700 residents, saving the community center 10% on electricity every year for the next 20 years. The revenue is generated by an organization that has been one of the leading development companies in New Hampshire for 8 years.



By investing in smaller scale solar projects, you limit your risk of unforeseen permitting issues that typically come up in large ground-mount projects. This while having the stability of a municipality as the buyer of the power in a market that is currently paying the highest energy rates, next to Hawaii! In addition to the appeal of this project type, the

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growing project-type for its business and is excited to leverage crowdfunding to make it possible!

Press



"The 3.5 megawatt solar array proposed at 909 West Swanzey Road by the Portsmouth-based developer NH Solar Garden received unanimous approval at the planning board's meeting on Thursday night at Whitcomb Hall."

- The Keene Sentinel



"This is the fifth solar project the city has approved since December 2020, according to the Brewer planning department."

- Fox 23



" Luminia and New Hampshire Solar Garden Close on First 15 MWs of Community Solar Projects in Maine."

- Business Wire

    





Andrew Kellar

Founder

Andrew, Founder, a surfer of 40 years, long-term resident of the Northeast, and repeat entrepreneur,, has been interested in alternative energy for decades. During his 12 years in the solar industry, he has been involved in developing over 300 MWs of Community Solar projects. Co-founder of the Green Alliance, he launched Simply Green Biofuels. He is also a former entrepreneur-in-residence at the University of New Hampshire and past Mel King fellow at MIT.

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Carrie Kellar

Manager of Strategy & Operations

Carrie, Chief Strategy Officer, is a lifelong yogi, Operations, Consulting and Marketing professional for over 20 years, working in Fortune 500 companies as well as restructuring, opening and operating multiple businesses during her career. In addition, she is developing over 100 MWs of solar projects in her home island of Puerto Rico where she lived for over 11 years under our other company, SolShineSolar.com

Risks and Disclosures

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANYTHING YOU CANNOT LOSE ENTIRELY.

Full details of the offering are available in the Form C filed on the Securities and Exchange Commission's EDGAR Database.

You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Investors should carefully read the Issuer's Offering Materials, including the Form C and this Offering Page. Investors should seek advice from a financial advisor and ask questions, if any, directly to the Company on the Forum Section on this Page. Raise Green does not provide financial, tax, accounting, or legal advice, and does not

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These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Reliance on Contractors and supply chain

NhSolarGarden.com LLC depends on renewable energy contractors and subcontractors to build and maintain performance of the solar array over the life of the contract. The Company's ability to meet obligations to customers and partners may be adversely affected if suppliers or subcontractors do not perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. The Company's suppliers may be unable to quickly deliver equipment, recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

Project Uncertainty

While the Company has identified a project to develop, build and operate, the Company has discretion to make changes to the development pipeline. While the Company has identified a robust pipeline of projects and industry contacts, there is a risk that these projects may have unforeseen issues that will negatively impact payments.

Solar Project delay risk

The Company could experience unforeseen contractor and/or supplier issues such as lack of resources or delay in materials from manufacturers. The Company could then experience delays in

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impact the Company's ability to pay Investors.

Customer Repayment Risk

There is a risk that the offtaker fails to make payments to the Company and defaults under the contract. The offtaker's failure to make timely payments may result in a negative effect regarding the securities.

Change in Regulations

The Company is subject to legislation and regulation at all levels of government - federal, state, and local. Regulations are continually being reviewed and we expect that court actions and regulatory proceedings may change the Company's obligations under applicable federal, state and local laws, which cannot be predicted. Modifying existing requirements or new requirements can have a negative impact on Company business.

Software/Hardware failure

With all technology, there is a possibility of having unexpected software and/or hardware failures. If this occurs, it would require repair or replacement. This would inhibit the operation until repaired or replaced and create an additional cost burden to the Company, if not covered by warranty at the time reducing the profit margin for the investors as the Company in many cases guarantees that systems will operate for customers, and in these cases, holds ultimate responsibility for maintenance and functional status of these systems. While the Company does utilize to the extent possible long term manufacturer warranties, installer warranties, 3rd party maintenance contracts, and insurance policies of various types, there is no guarantee these will cover the full range of possible failures of or damages to the systems.

Refinancing Risk

Because the Company plans to own and operate projects, the Company may need to source additional funds to pay back the financing obligations that it may take on at maturity. If the Company does not have the funds to pay lenders or Noteholders back, the Company could trigger a default.

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Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

Investment In Personnel

The Investment in a Note is also an investment in the founder or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. An Investor should carefully review any disclosure regarding the Company's use of proceeds.

Lack of Company Control

Based on the particular offering, investors will not have the ability to participate in the company's decision making process and must rely on management of the Company.

Key Personnel

The Company is very dependent on its founder and key personnel. If anything catastrophic were to happen to the Company's founder, or key personnel, the future of the Company may be compromised. The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. To be successful, the Company needs people to run the day to day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance. legal, and other areas. The Company may not be able to locate this personnel when needed. The Company may make hiring

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condition, and operating results.

Raising Additional Capital

The Company may have difficulty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company is not able to raise capital to meet its business plans, the Company may not have the cash to meet their debt obligations . If the Company needs to borrow additional capital such as a bank loan, the terms of the debt could impose significant restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition.

Force Majeure

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the equipment or progress of projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact financial returns for the Company. While the equipment would be subject to insurance policies, during the construction period, and during the operating term, and these policies may cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each project.

General Economic Conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions, could impact the Company's ability to collect contract payments, and the Company's ability to find quality projects should the Company need to develop additional projects in the future. The Company asset size and project numbers will be community solar initially, at least for the near term future and thus carry lack of diversification risk. The more projects and sources of revenue as the

    

COVID-19

COVID-19 may impact the Company's ability to complete projects on a timely basis or fulfill subscriber contracts. Contractors, suppliers and access to building premises could experience delays or additional unexpected expenses. Subscribers or Offtakers may experience unexpected financial difficulties given unemployment rates and illness amongst tenants and thus default on or delay their contractual payments which in turn would impact the Company's ability to meet its debt obligations. Suppliers and contractors in certain impacted industries may lose their jobs or remain unemployed, which could impact their ability to make payments or meet objectives.

Undercapitalization

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Investment is not a Diversified Investment

The Company's investments may be negatively affected by the sustainable energy industry. The value of the Company's investments will increase, or decrease based on changes in the prices of sustainable energy. The Company is a "non-diversified" investment and changes in the financial condition or market value of its projects may cause a greater fluctuation than in a "diversified investment".

Illiquidity

Pursuant to state and federal securities laws, an Investor will be limited in their ability to resell their investment for the first year and may be required to hold such investment until the Maturity Date. Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities on a market, an Investor may have to locate an interested buyer if such Investor does seek to

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Cancellation restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment. The Company is disclosing the following: Andrew Keller filed for Chapter 13 Bankruptcy in 2013 and the case was closed in 2017.

Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

Restrictions on Transferability of Notes Will Limit the Ability of Purchasers to Transfer their Interests

Notes offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the Notes may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available. Moreover, there will be no liquid, public market for the Notes, and none is expected to develop.

Prospective Investors Should Not Rely on the Past Success of the Company, the

    

Any prior transactions sponsored by the Company, the Manager or the Company's affiliates should not be relied upon by prospective Investors to anticipate the success of this Offering or the Company. Such generalizations are difficult to make, and prospective Investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of their own tax advisers.

This Offering allows for "Rolling Closes"

If the Company meets certain requirements (described in the Appendix 1 "Early Closes, Rolling Closes and Material Changes"), an interim or Rolling Close of the Offering can occur. This will allow the Company to close on investment commitments and draw down proceeds from those investment commitments during the relevant period. If the Company chooses to continue their Offering afterwards, and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon, will not have the opportunity to re-confirm or cancel their investment commitment as it is considered completed and they are investors in the Company. If an investor's investment commitment was completed and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period. Early stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a rolling close will not benefit from the material information to which later investors will have access.

Risks Related to Unsecured Senior Debt

Fixed Income has Risk

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and conditions of such security). The amounts payable on the Notes are fixed amounts. Unlike with an equity investment, a Noteholder does not have the ability to participate in the upside potential that an equity investor does if the Company is very successful.

Credit Risk

There is no guarantee that the Company will be able to make the fixed amounts payable to an Investor or for that matter pay other liabilities. If the Company should default on a scheduled payment, file for bankruptcy, become insolvent, or otherwise be in a position where the Company is unable to pay its debts as they become due, then the Company may not be able to satisfy its payment obligations under the Note, and an Investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment.

Unsecured Risk

The Notes are not secured by specific collateral; that is, the Investor has no special rights to the assets of the Company in order to reclaim their investment. Rather, in a default scenario, the Investors rely on a trustee to sell the assets and pay the Investor with the proceeds of the assets. There is no guarantee that the Company will not be required to pledge its assets to other creditors.

Valuation Risk

While the Company believes that the interest rate that is applicable to the Notes is generally reflective of market terms for an investment of this nature, there is currently a very limited market of comparable offerings to reference. Unlike listed companies that are valued publicly through market-driven trading, the valuation of securities of companies similar to the Company is difficult to obtain.

Interest Rate Risk

Interest rates fluctuate over time and may go up or go down. If interest rates go up (for example from 4.25% to 5.25% for a similar investment) in the future, an Investor's investment will maintain the original lower interest rate set forth in the Note. Subject to any applicable restrictions on the transfer of such Notes, if an Investor desires to sell their Note to someone else, a third-party, such third-party may

    

amount)), which would cause them to potentially realize a loss on their investment.

Call (Prepayment) Risk

The Notes, at the option of the Company, can be repaid at any time. The Company is obligated to give Investors their remaining principal investment back plus any interest that is accrued up to the date the principal is paid in full as is discussed in the "optional prepayment" section of this Form C. However, when an Investor goes to reinvest their money, current interest rates may be lower, which may result in a lower interest rate for such new investment.

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444 Somerville Ave, Somerville MA 02143
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You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

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NhSolarGarden.com LLC

New Hampshire Solar Garden Climate Resilience Notes

New Hampshire Solar Garden will make Allenstown Community Center Powered by the SUN.

$112K Maximum Offering Amount



$112K
Maximum Offering
Amount

INVEST











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Terms

NhSolarGarden.com LLC

Climate Resilience Notes

Security Type: Interest Only Unsecured Debt Note

Minimum Investment Amount: $500

Investment Increments: $100

Interest Rate: 6.5%

Maturity Date: January 28, 2026 (3 Years)

Payment Frequency: Annually

Target Offering Amount: $30,000

Maximum Offering Amount: $112,000

Full details of the offering are available in the Form C filed on the Securities and Exchange Commission's EDGAR Database.

Use of Proceeds

The fundraising will be used for finalizing the development of the project and equipment purchased after a successful offering. Commercial operations date for our project is targeted for the first quarter of 2023. The majority of capital raised will be spent by the first part of the first quarter in 2023.

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	**30,000**	**100%**	**112,000**	**100%**
Less: Raise Green Service Fees	1,500	5%	5,600	5%
Net Proceeds	**28,500**	**95%**	**106,400**	**95%**
Less: Project Construction	26,700	89%	104,160	93%
Less: Legal Costs	1,800	6%	2,240	2%
[illegible]	28,500	95%	106,400	95%

    

Table 1. Use of Proceeds. The Company will adjust roles and tasks based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds set forth above to adhere to the Company's overall business plan and liquidity requirements

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NhSolarGarden.com LLC

New Hampshire Solar Garden Climate Resilience Notes

New Hampshire Solar Garden will make Allenstown Community Center Powered by the SUN.

$112K Maximum Offering Amount



$112K

Maximum Offering Amount

INVEST

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SAMPLE NHSG - Subscription Agreement



SAMPLE NHSG - Subscription Agreement.pdf

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Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

Please contact us at info@raisegreen.com with any questions.

Made with ♥ at Greentown Labs

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MANAGE    INVITE TO OFFER



NhSolarGarden.com LLC

New Hampshire Solar Garden Climate Resilience Notes

New Hampshire Solar Garden will make Allenstown Community Center Powered by the SUN.

$112K Maximum Offering Amount



$112K
Maximum Offering
Amount

INVEST

  **Raise Green**  **3**

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Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

Please contact us at info@raisegreen.com with any questions.

Made with ♥ at Greentown Labs

  Raise Green

‹ Back to Offers

MANAGE

 INVITE TO OFFER



NhSolarGarden.com LLC

New Hampshire Solar Garden Climate Resilience Notes

New Hampshire Solar Garden will make Allenstown Community Center Powered by the SUN.

$112K Maximum Offering Amount



$112K

Maximum Offering Amount

INVEST

OVERVIEW	TERMS & FINANCIALS	DOCUMENTS	UPDATES

November 2, 2022

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